THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	The Courts of Red Bank
Philip Magri, Esq.+	130 Maple Avenue
Joseph M. Patricola, Esq.*+ #	Suite 9B2
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
# Licensed in DC	Virginia@SourlisLaw.com

VIA EDGAR CORRESPONDENCE

February 7, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4720

100 F Street N.E.

Washington, D.C. 20005

Attn:	Mr. Jeffrey P. Riedler - Assistant Director
Mr. Daniel Greenspan, Esq., Commission Attorney Ms. Rose Zukin, Esq., Commission Attorney

Re: Q Holdings, Inc.
Amendment No. 2 on Form 8-K/A
Filed January 10, 2012
File No. 000-52062

Dear Mr. Riedler, Mr. Greenspan and Ms. Zukin:

Below please find our responses to the Commission’s comment letter, dated January 23, 2012 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please do not hesitate to contact me at (732) 618-2843 if you have any questions regarding this matter.

Sincerely,
The Sourlis Law Firm

Joseph M. Patricola, Esq.
Partner

Form 8-K/A filed December 9, 2011

Description of Business, page 5

1. We note your response to Comment 1 and reissue the comment in part. Please amend your Form 8-K/A to quantify the potential aggregate milestones payable under your license agreement with the University of Utah Research Foundation. Although you seek confidential treatment for individual milestone payments, which can be withheld from disclosure pursuant to a confidential treatment request, please note that aggregate milestones payable is considered material disclosure to investors and, as such, is not the appropriate subject for confidential treatment.

Per SEC Comment #1, please be advised that this disclosure has been added to the amended Current Report on Form 8-K, in accordance with the Commission’s request.

2. We note your response to Comment 4 and reissue the comment in part. Please file the agreement with Goodwin Biotechnology as an exhibit to your Form 8-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K or, alternatively, provide your analysis why the company is not substantially dependent on the contract.

Per SEC Comment #2, please be advised that the Company does not deem the agreement with Goodwin Biotechnology material or necessary for disclosure as an exhibit to the 8-K for the following reasons:

Not Material and Made in the Ordinary Course of Business:

Goodwin Biotechnology (“GBI”) is a contracted manufacturer and its services are interchangeable with many other like-companies in this field. The Agreement with GBI is of the type, term and scope of which the Company will be typically contracting for in the ordinary course of business and consistent with its past practices.

No Substantial Dependence on the Agreement with GBI:

As stated above, GBI is a contracted manufacturer, and the contracted manufacturing services could be carried out by another contract manufacturer without any complications as such manufacturers are interchangeable, such that the Company is not substantially dependent on services provided by GBI or any other manufacturer. Further, as stated previously, the GBI Agreement is imminently drawing to a near conclusion and is soon to be extinguished. The substantial portion of the contracted manufacturing work has been completed and the Company has received the manufactured material of which it is currently utilizing in its research and development (“R&D”) studies and activities.

Conclusion:

The Company is of the opinion that investors would greatly benefit by focusing on disclosures relating to the Company’s proprietary intellectual property (“IP”) and the large amount of information being disclosed pertaining to the science and R&D activities underlying the IP, such as the License Agreement with the University of Utah Research Foundation which has been disclosed as Exhibit 10.1 to the 8-K. The Company believes that investors should base their decision to invest in the Company (in large part) based on their analysis of available disclosures that directly address the viability of the Company’s IP as it pertains to the Company’s ability to ultimately become profitable by marketing its IP-based products to the healthcare and medical community for use on patients in need.

The Company firmly believes that the material contracts and the contracts of which disclosure best serves investors pertaining to the Company’s business lie in the Licensing and intellectual property contracts such as Exhibit 10.1. In this regard, the Company believes that the manufacturing contracts are ordinary course of business, can be conducted with many other contract manufacturing firms who offer like services, and the language of such agreements are drafted in such a technically detailed and complex (to a layperson) manner that their disclosure would serve as non-utilitarian and possibly misleading to shareholders and investors alike, and would possibly draw attention away from critical disclosures such as those pertaining to the viability of the Company IP and its ongoing R&D activities. Due to the above-mentioned, we believe the disclosure of the GBI Agreement and any similar manufacturing agreements, in this context, is unnecessary pursuant to Item 601 as non-material and of no shareholder or investor use.

3. Please revise your filing to provide executive compensation disclosure for the fiscal year ended December 31, 2011.

Per SEC Comment #3, please be advised that these disclosures have been added to the amended Current Report on Form 8-K, in accordance with the Commission’s request.

4. Please revise your filing to provide executive compensation disclosure required by Item 402(p) of Regulation S-K.

Per SEC Comment #4, please be advised that these disclosures have been added to the amended Current Report on Form 8-K, in accordance with the Commission’s request.

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